

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Raymond C. Fidel
Chief Executive Officer
DriveTime Automotive Group, Inc.
4020 East Indian School Road
Phoenix, Arizona 85018

> **Re:    DriveTime Automotive Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 2, 2013**
> **File No. 333-188977**

Dear Mr. Fidel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated June 24, 2013 that "Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets" and that "Section 11.09(1) of the Indenture correspondingly provides that the Note Guarantee of a Guarantor will be automatically released if the Guarantor is sold or sells all or substantially all of its assets." However, Section 11.09(1) of the Indenture provides for "a sale or other disposition (*including by way of consolidation or merger*) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (*in each case other than to an Issuer or a Restricted Subsidiary*) otherwise permitted by this Indenture" [emphasis added]. Based on these italicized portions of Section 11.09(1), it appears this language provides for release of the guarantees in circumstances beyond the customary circumstances set forth in Section 2510.5. Please significantly enhance your analysis to explain how Section 11.09(1) of the Indenture constitutes a "full and unconditional" guarantee in light of both Rule 3-10

of Regulation S-X and the italicized portions of this section above.  In this discussion, please address the first two bullet points of the last risk factor on page 36.

Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc:     David P. Lewis, Esq.
        DLA Piper LLP